UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-09764

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harman International Industries, Incorporated

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harman International Industries, Incorporated

400 Atlantic Street, 15th Floor

Stamford, CT 06901

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Exhibit

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Harman International Industries, Incorporated

  Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of Schedule H Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP
Los Angeles, California
June 23, 2016

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value:
Money market fund	$474,684	$672,823
Mutual funds	193,430,461	191,337,025
Commingled funds	81,646,384	73,872,017
Common collective trust fund	46,454,521	49,609,803
Common stock	33,928,571	37,786,559

Total investments, at fair value	355,934,621	353,278,227

Notes receivable from participants	4,209,713	4,035,343

Total assets	360,144,334	357,313,570

Liabilities:
Accrued expenses	67,000	72,500

Total liabilities	67,000	72,500

Net assets available for plan benefits, at fair value	360,077,334	357,241,070
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(360,768)	(916,892)

Net assets available for plan benefits	$359,716,566	$356,324,178

See accompanying Notes to Financial Statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2015 and 2014

	2015	2014
Changes to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(17,376,377)	$13,288,201
Interest and dividends	14,953,337	12,502,854

Total investment (loss) income	(2,423,040)	25,791,055

Contributions:
Employer	13,455,943	10,112,777
Participant	18,141,717	12,557,907
Rollovers	2,507,922	2,733,446

Total contributions	34,105,582	25,404,130
Deductions:
Benefit payments	28,247,616	26,143,403
Administrative expenses	42,538	44,653

Total deductions	28,290,154	26,188,056

Net increase in net assets before transfers in from plan mergers	3,392,388	25,007,129
Transfers in from plan mergers	—	50,125,614
Net increase in net assets available for plan benefits	3,392,388	75,132,743
Net assets available for plan benefits:
Beginning of year	356,324,178	281,191,435

End of year	$359,716,566	$356,324,178

See accompanying Notes to Financial Statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1)	Description of the Plan

The following description of the Harman International Industries, Incorporated (the “Company” or the “Plan Sponsor”) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution savings plan sponsored by the Company. Employees are eligible to join the Plan immediately as of their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective March 3, 2014, the trustee for the Plan changed from Mercer Trust Company (“Mercer”) to Fidelity Management Trust Company (“Fidelity”). As a result of the change in trustee, the assets of the Plan were transferred from Mercer to Fidelity on March 3, 2014.

(b)	Contributions

Participants in the Plan may contribute up to 50 percent of their pre-tax compensation, as defined by the Plan, not to exceed the dollar amount allowed by law, which was $18,000 and $17,500 for the years ended December 31, 2015 and 2014, respectively. Participants may change their deferral percentage at any time via the administrator website. The Company may make annual basic contributions equal to three percent of the Plan eligible compensation paid to all eligible participants, and a matching contribution equal to 50 percent of the eligible participant’s pre-tax contribution percentage for each payroll period up to a maximum election of six percent per payroll period.

(c)	Excess Contributions

In order to satisfy the relevant nondiscriminatory provisions of the Plan, the Plan refunds any excess deferral contributions and related net gains or losses of certain active participants. There were no refundable excess contributions as of December 31, 2015 and 2014.

(d)	Participant Account Balances

Separate accounts are maintained for each participant’s salary deferral, rollover, basic, and matching contribution balances. Earnings or losses of the Plan are allocated to participant account balances by investment funds on a daily basis according to the number of shares in the participant account balances. Company basic contributions are allocated based on participant Plan eligible compensation. Company matching contributions are allocated based upon each participant’s Plan eligible compensation and tax-deferred contribution percentage.

(e)	Vesting

Participants are 100 percent vested in their salary deferral contribution, employer’s basic contribution, and rollover contribution accounts, and become vested in matching contributions at a rate of 25 percent for each year of service, beginning with the second year of service. A participant is 100 percent vested after five years of accredited service, upon reaching age 65, upon death, or disability.

(f)	Investment Options

Plan participants direct contributions in any increment in any of the investment options. The options consist of the Company’s common stock, the Putnam Stable Value Fund, the Dreyfus Treasury Prime Cash Management fund, 17 mutual funds, and 12 commingled funds.

(g)	Notes Receivable from Participants

Participants are permitted to borrow from their accounts subject to limitations set forth in the plan document. These loans are classified as Notes receivable from participants in the accompanying Statements of Net Assets Available for Plan Benefits. The loans are generally payable for up to five years, except for loans to secure a private residence, which can be payable up to 15 years and bear interest at an interest rate equal to the prime rate as published in the Wall Street Journal in effect on the first business day of the month in which the loan is issued, plus 2 percent. Principal and interest payments on the loans are deposited into the participants’ accounts, primarily through payroll deductions, based on their current investment allocation elections. Participants may not have more than one loan outstanding at any one time and the balance of outstanding loans for any one individual cannot exceed $50,000 or 50 percent of their vested account balance. Loans are secured by the vested portion of a participant’s account balance. Upon a participant’s termination of employment, the balance of any outstanding loan must be repaid within 90 days or the unpaid loan balance will be deemed a distribution. The interest rates were 4.25 to 5.25 percent for all loans outstanding as of December 31, 2015 and 2014, with loans maturing at various dates through July 2029.

(h)	Benefits

On separation from service or termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum distribution.

(i)	Forfeitures

All distributions from the Plan shall commence as soon as practicable after the participant’s termination date, and all unvested amounts shall be forfeited as of the date of distribution. Amounts provisionally forfeited will be restored if the participant returns to service prior to the occurrence of a 60 consecutive month period of separation. Amounts forfeited by Plan participants are used to reduce employer match contributions and to pay expenses of the Plan. As of December 31, 2015 and 2014, forfeited nonvested accounts totaled $250,090 and $591,742, respectively. During the years ended December 31, 2015 and 2014, accounts totaling $257,564 and $219,133, respectively, were forfeited. During the years ended December 31, 2015 and 2014, $56,439 and $100,987, respectively, were used to pay plan administrative expenses. During the years ended December 31, 2015 and 2014, $549,462 and zero, respectively, in forfeitures were used to reduce employer contributions. During the years ended December 31, 2015 and 2014, unallocated amounts included investment earnings of $6,685 and $137,526, respectively.

(j)	Interest and Penalties

If any interest and penalties are incurred by the Plan, they are required to be paid by the Plan Sponsor.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis and present the net assets available for plan benefits as of December 31, 2015 and 2014 and changes in those net assets for the years then ended.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participant would receive if they were to initiate permitted transactions under the terms of the plan. As required, the Statements of Net Assets Available for Plan Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits are prepared on a contract value basis.

(b)	Investment Valuation and Income Recognition

All investments are measured at fair value, with the exception of fully benefit-responsive investment contracts. Refer to Note 4 - Fair Value Measurements for further details related to the Plan’s valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation in fair value of investments includes plan gains and losses on investments bought and sold, as well as held during the year.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities in the Statements of Net Assets Available for Plan Benefits and the additions and deductions in the Statements of Changes in Net Assets Available for Plan Benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Administrative Expenses

Administrative expenses are paid by the Plan, unless paid by the Plan Sponsor, except for certain investment management fees, which are netted against investment returns.

(f)	Risks and Uncertainties

The Plan provides for various investment options in a money market fund, mutual funds, common stock, commingled funds, and a collective trust. Investment securities are exposed to various risk factors such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in the fair value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(g)	Concentration of Credit Risk

Investment in the common stock of the Company comprised approximately 10 percent and 11 percent of the Plan’s investments as of December 31, 2015 and 2014, respectively.

(h)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance and classified as Notes receivable from participants in the accompanying Statements of Net Assets Available for Plan Benefits. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

(i)	Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient” (“ASU 2015-12”).

ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts.

ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type.

ASU 2015-12 Part III does not apply to the Plan.

The amendments in ASU 2015-12 applicable to the Plan are effective retrospectively for the year ending December 31, 2016 with early adoption permitted. The Plan expects to adopt the provisions of this new guidance on January 1, 2016, which is not expected to have a material impact on the financial statements of the Plan.

In May 2015, the FASB issued ASU No. 2015-07, “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-07”). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted.

The Plan expects to adopt the provisions of this new guidance on January 1, 2016, which is not expected to have a material impact on the financial statements of the Plan.

(3)	Investments

Investments that represent five percent or more of the fair value of the Plan’s net assets available for plan benefits are as follows:

Description	2015	2014
Putnam Stable Value Fund	$46,454,521	$49,609,803
Harman International Industries, Incorporated common stock	33,928,571	37,786,559
Goldman Sachs Small Cap Value Fund	25,209,385	29,104,374
T. Rowe Price Blue Chip Growth Fund	31,481,051	27,330,055
MainStay Large Cap Growth Fund	28,942,011	26,636,425
Vanguard Institutional Index Fund	22,580,063	20,190,534
Pyramis Core Lifestyle 2035 Commingled Pool(1)	18,058,459	15,966,505
All other investments less than 5 percent	149,280,560	146,653,972

	$355,934,621	$353,278,227

(1)	Less than 5 percent as of December 31, 2014, included for comparative purposes.

During the years ended December 31, 2015 and 2014, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:

	2015	2014
Mutual funds	$(12,600,121)	$88,765
Common stock	(3,957,752)	9,732,765
Commingled funds	(818,504)	3,466,671

Net (depreciation) appreciation in fair value of investments	$(17,376,377)	$13,288,201

(4)	Fair Value Measurements

Accounting guidance for fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Observable inputs, such as unadjusted quoted market prices in active markets for the identical asset or liability.

Level 2 – Inputs that are observable for the asset or liability, either directly or indirectly though market corroboration, for substantially the full term of the financial instruments, which include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect the entity’s own assumptions in measuring the asset or liability at fair value.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2015 or 2014.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used as of December 31, 2015 and 2014.

(a)	Money Market Funds, Mutual Funds, and Company Common Stock

The fair value of money market funds, mutual funds, and the Company’s common stock is determined by obtaining quoted prices on nationally recognized securities exchanges, which are generally classified within Level 1 of the fair value hierarchy.

(b)	Commingled Funds

The fair value of commingled funds is reported at the net asset value (“NAV”), a practical expedient for determining fair value, of the units provided by the fund issuer. NAV for these funds represents the quoted price in a non-active market, and as such, these investments are classified within Level 2 of the fair value hierarchy. The commingled funds do not have any redemption restrictions.

(c)	Common Collective Trust Fund

The Putnam Stable Value Fund, a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions, security-backed investment contracts, separate accounts issued or wrapped by insurance companies, banks or other financial institutions, or externally managed stable value commingled investment funds (collectively, “Investment Contracts”). The Putnam Stable Value Fund may also invest in high-quality money market instruments or other similar short-term investments.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future crediting rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts. All wrapper contracts provide for a minimum interest crediting rate of zero. In the event that the interest crediting rate should fall to zero, and withdrawals from the contracts occur that exhaust the market value of the underlying portfolio that is being wrapped, the wrapper issuers will pay the Plan the shortfall needed in order to maintain the interest crediting rate of zero.

The Putnam Stable Value Fund is valued by Putnam Fiduciary Trust Company based on the unit values of the fund. Unit values are determined by dividing the fund’s net assets, which represents the fair market value of the underlying investments, by its units outstanding at the valuation date. The common collective trust fund has underlying investments in investment contracts which are valued at the estimated fair market value of the underlying investments and then adjusted by Putnam Fiduciary Trust Company to contract value. These investments are classified within Level 2 of the valuation hierarchy.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Putnam Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The plan administrator does not believe that the occurrence of any such event is probable. The average yield and crediting interest rates were approximately 2 percent for the years ended December 31, 2015 and 2014.

Investment contracts held in a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts held in this fund including a variety of investment contracts such as traditional GICs issued by insurance companies and other financial institutions and other investment products with similar characteristics. GICs are investment contracts in which the Plan owns the underlying assets and purchases fully benefit-responsive wrapper contracts from third parties that provide market value and cash flow risk protection to the Plan. These investment contracts are measured at fair value. The fair value of the fully benefit-responsive wrapper contracts is the replacement cost of these contracts. The GICs’ fair value represents the sum of the participant’s contributions, gains and losses on the underlying assets, participant’s withdrawals, and administrative expenses. The Statements of Net Assets Available for Plan Benefits present the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statements of Changes in Net Assets Available for Plan Benefits are prepared on a contract value basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(d)	Summary of Investments

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2015:

	December 31, 2015
Description	Total	Level 1	Level 2	Level 3
Money market fund	$474,684	$474,684	—	—
Mutual funds:
Growth funds	85,080,726	85,080,726	—	—
Blend funds	36,171,068	36,171,068	—	—
Value funds	55,895,235	55,895,235	—	—
Intermediate-term bond funds	16,283,432	16,283,432	—	—
Harman International Industries, Incorporated common stock	33,928,571	33,928,571	—	—
Commingled funds (blend of equity, fixed-income, and short-term funds)	81,646,384	—	81,646,384	—
Collective trust(1)	46,454,521	—	46,454,521	—

Total	$355,934,621	227,833,716	128,100,905	—

(1)	Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $46,093,753 as of December 31, 2015.

There were no significant transfers between Level 1 and Level 2 during the plan year ended December 31, 2015.

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2014:

	December 31, 2014
Description	Total	Level 1	Level 2	Level 3
Money market fund	$672,823	672,823	—	—
Mutual funds:
Growth funds	76,114,886	76,114,886	—	—
Blend funds	33,949,568	33,949,568	—	—
Value funds	63,878,317	63,878,317	—	—
Intermediate-term bond funds	17,394,254	17,394,254	—	—
Harman International Industries, Incorporated common stock	37,786,559	37,786,559	—	—
Commingled funds (blend of equity, fixed-income, and short-term funds)	73,872,017	—	73,872,017	—
Collective trust(1)	49,609,803	—	49,609,803	—

Total	$353,278,227	229,796,407	123,481,820	—

(1)	Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $48,692,911 as of December 31, 2014.

There were no significant transfers between Level 1 and Level 2 during the plan year ended December 31, 2014.

(5)	Plan Mergers

Effective March 4, 2014, the Martin Professional, Inc. 401(k) Profit Sharing Plan (the “Martin Plan”) was merged with the Plan. The Martin Plan was a defined contribution savings plan, which provided for pretax contributions by employees of Martin Professional A/S, which was acquired by the Plan Sponsor on February 28, 2014. On March 4, 2014, the assets of the Martin Plan, totaling $1,298,304 were liquidated and transferred into the Plan.

Effective December 31, 2014, the AMX Retirement Savings Plan (the “AMX Plan”) was merged with the Plan. The AMX Plan was a defined contribution savings plan, which provided for pretax contributions by employees of AMX LLC, which was acquired by the Plan Sponsor on June 13, 2014. On December 31, 2014, the assets of the AMX Plan, totaling $48,827,310, were liquidated and transferred into the Plan.

There were no Plan mergers during the plan year ended December 31, 2015.

(6)	Related Party Transactions

Certain plan investments are comingled funds managed by Fidelity and shares of common stock of the Company. Fidelity is the trustee and the Company is the Plan Sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The previous trustee, Mercer, served as the fund manager for various funds held by the Plan during the period from January 1, 2014 through March 2, 2014.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer matching contributions.

(8)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 18, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Under GAAP, plan management is required to evaluate tax positions taken by the Plan and recognize a tax asset or liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a tax asset or liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(9)	Reconciliation of Financial Statements to Form 5500

The reconciliation of net assets available for plan benefits reported in the financial statements to the net assets reported on line 1(l) of Form 5500 Schedule H, Part I, as of December 31, 2015 and 2014, is presented below:

	2015	2014
Net assets available for plan benefits reported in the financial statements	$359,716,566	$356,324,178
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	360,768	916,892

Net assets available for plan benefits reported on Form 5500	$360,077,334	$357,241,070

Reconciliation of total investment (loss) income reported in the financial statements to earnings on investments reported on line 2(b) of Form 5500 Schedule H, Part II, for the year ended December 31, 2015 and 2014, is presented below:

	2015	2014
Total investment (loss) income reported in the financial statements	$(2,423,040)	$25,791,055
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	360,768	916,892
Reversal of prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(916,892)	(588,869)

Total investment (loss) income reported on Form 5500	$(2,979,164)	$26,119,078

(10)	Nonexempt Prohibited Transactions

No late contributions were identified for the plan years ended December 31, 2015 and 2014.

(11)	Subsequent Events

Effective January 1, 2016, the plan administrator closed new investments into the Common Stock of the Company. Common Stock of the Company currently held by participants can remain invested until the investment option is closed by the plan administrator.

Additionally, effective January 1, 2016, Harman modified the Plan to permit Plan participants to make contributions on a post-tax basis using an option called a “Roth” contribution. Roth contributions are made with after-tax dollars and can be withdrawn tax-free by participants as long as certain service based requirements are met.

Schedule 1

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issue, borrower, lessor or similar party	Description of Investment	Units	Current Value
Dreyfus Corporation	Dreyfus Treasury Prime Cash Management	474,684 shares	474,684
	Mutual Funds:
	Prudential Jennison Mid-Cap Growth Fund, Inc Class Q	109,216 shares	3,947,083
	American Funds Europacific Growth Fund Class R-6	349,026 shares	15,817,852
	Invesco International Growth Fund Class R6	34,991 shares	1,099,762
	Harbor International Fund Institutional Class	88,253 shares	5,244,879
	Vanguard Total International Stock Index Fund Admiral Shares	39,397 shares	954,980
	Neuberger Berman Mid Cap Growth Fund Class R6	296,326 shares	3,792,967
	Loomis Sayles Value Fund N Class	686,296 shares	13,629,844
	Vanguard Total Bond Market Index Fund Admiral Shares	393,666 shares	4,188,609
	Pimco Total Return Fund Institutional Class	1,156,828 shares	11,649,261
	MainStay Large Cap Growth Fund Class R6	2,935,295 shares	28,942,011
	Pimco Real Return Fund Institutional Class	42,394 shares	445,562
	T. Rowe Price Institutional Large Cap Core Growth Fund	1,142,273 shares	31,481,051
	Vanguard Windsor II Fund Admiral Shares	166,795 shares	9,914,286
	Goldman Sachs Small Cap Value Fund Class R6	505,401 shares	25,209,385
	Artisan Mid Cap Value Fund Institutional Class	381,502 shares	7,141,720
	Vanguard Institutional Index Fund Institutional Shares	120,995 shares	22,580,063
	Vanguard Extended Market Index Fund Institutional Shares	116,250 shares	7,391,146

	Subtotal Mutual Funds		193,430,461
	Commingled Funds:
	Pyramis Core Lifecycle 2030 Commingled Pool*	1,255,154 shares	16,392,306
	Pyramis Core Lifecycle 2035 Commingled Pool*	1,358,800 shares	18,058,459
	Pyramis Core Lifecycle 2040 Commingled Pool*	821,701 shares	10,772,505
	Pyramis Core Lifecycle 2045 Commingled Pool*	539,095 shares	7,105,271
	Pyramis Core Lifecycle 2050 Commingled Pool*	384,283 shares	4,991,837
	Pyramis Core Lifecycle 2055 Commingled Pool*	87,483 shares	1,218,644
	Pyramis Core Lifecycle Income Commingled Pool*	28,828 shares	350,838
	Pyramis Core Lifecycle 2005 Commingled Pool*	19,072 shares	242,972
	Pyramis Core Lifecycle 2010 Commingled Pool*	54,921 shares	743,635
	Pyramis Core Lifecycle 2015 Commingled Pool*	135,389 shares	1,825,043
	Pyramis Core Lifecycle 2020 Commingled Pool*	687,371 shares	9,066,424
	Pyramis Core Lifecycle 2025 Commingled Pool*	804,619 shares	10,878,450

	Subtotal Commingled Funds		81,646,384
	Collective Trust:
Putnam Management Company, Inc.	Putnam Stable Value Fund	46,093,753 shares	46,454,521
Harman International Industries, Incorporated	Common Stock*	360,138 shares	33,928,571
	Participant Loans:
	603 Participant Loans, interest rates of 4.25% - 5.25% and maturities through July 2029		4,209,713

Total assets held at end of year			$360,144,334

*	Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harman International Industries, Incorporated Retirement Savings Plan

Date: June 23, 2016	By:	/s/ LORI LAMPMAN
Lori Lampman Vice President, Corporate Human Resources and Global Rewards